SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2003

Commission File No. 33-19241

Burlington Northern Santa Fe

Investment and Retirement Plan

(Full Title of Plan)

BURLINGTON NORTHERN SANTA FE CORPORATION

2650 Lou Menk Drive, Second Floor

Fort Worth, Texas 76131-2830

(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Burlington Northern Santa Fe Investment and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits, after the restatement described in Note 3, present fairly, in all material respects, the net assets available for benefits of the Burlington Northern Santa Fe Investment and Retirement Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas

July 6, 2004

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	As of December 31,
	2003		2002
			(Restated)
ASSETS
Investments, at estimated fair value:

Investment in BNSF 401(k) Plans Master Trust	$384,126	*	$373,073	*
Participant loans	21,195		21,889

	405,321		394,962

Investments in registered investment companies, at quoted market prices:
Vanguard 500 Index Fund	166,128	*	125,102	*
Vanguard Growth Index Fund	33,685		25,488
Vanguard International Growth Fund	28,005		17,872
Vanguard Total Bond Market Index Fund	29,365		28,412
Vanguard Wellington Fund	40,891	*	31,526
Vanguard Windsor II Fund	51,352	*	33,908
Wells Fargo Small Company Growth Fund	49,089	*	23,111

	398,515		285,419

Total investments	803,836		680,381

Receivables
Employer contributions	—		357
Participant contributions	—		1,142

Total receivables	—		1,499

Total assets	803,836		681,880

LIABILITIES
Contributions owed to participants	4		—

NET ASSETS AVAILABLE FOR BENEFITS	$803,832		$681,880

*	Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2003
Additions
Investment income:
Plan interest in BNSF 401(k) Plans Master Trust investment income	$42,562
Interest and dividend income from registered investment companies and participant loans	7,687
Net appreciation in fair value of registered investment companies	75,475

Total investment income	125,724
Contributions:
Employer	12,310
Participant	28,452

40,762

Asset transfers from other plans, net	47

Total additions	166,533

Deductions
Benefit payments to participants	44,537
Administrative expenses	44

Total deductions	44,581

Net increase	121,952

Net assets available for benefits:
Beginning of year	681,880

End of year	$803,832

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF AND AMENDMENTS TO THE PLAN

The following description of the Burlington Northern Santa Fe Investment and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to offer eligible employees of Burlington Northern Santa Fe Corporation and certain affiliated companies (BNSF or Employer) an opportunity to invest a portion of their income on a regular basis through payroll deductions. These amounts, supplemented by Employer matching contributions, may be invested at the participant’s direction in various investment funds. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective February 2002, the Plan was amended so that it would qualify as a stock bonus plan and so that the BNSF Common Stock Fund would qualify as an employee stock ownership plan (ESOP). Under the rules applicable to ESOPs, participants who invest in the BNSF Common Stock Fund may elect to have dividends on shares held in the BNSF Company Stock Fund either reinvested in additional shares of BNSF Common Stock or paid to them in cash, and all such dividends are fully vested at all times. Also, participants may elect to receive their benefits in cash or in whole shares of BNSF’s common stock or partly in cash and partly in whole shares of BNSF’s common stock. As a result of the amendment, the Company can take a tax deduction for dividends paid with respect to BNSF Common Stock held in the Plan.

Effective February 2002, the Plan was also amended to:

•	treat all Company service as participation service;

•	eliminate spousal consent for after-tax withdrawals, age 59 1/2 withdrawals and loans;

•	suspend loan repayments during periods of military service;

•	add procedures to forfeit accounts of missing participants in accordance with regulations; and

•	add provisions to allow for refunds to participants if limitations are inadvertently exceeded.

Effective February 2002, the Plan was also amended as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001. These amendments were as follows:

•	The limit on the total amount which can be added to a participant’s account was increased to the lesser of $40 thousand (subject to automatic adjustments in future years) or 100% of the participant’s compensation for the year.

•	The limit on the amount of compensation which can be taken into account under the Plan was increased to $200 thousand (subject to automatic adjustments for future years).

•	The suspension period following a hardship withdrawal was reduced from one year to six months.

•	The definition of a distribution which may be rolled over was liberalized to allow for the rollover of amounts that are not includible in gross income.

•	A technical change was made to the non-discrimination testing rules;

•	A number of technical changes were made to the top-heavy rules,

•	A clarification was made regarding the types of plans from which rollovers will be accepted.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

Effective July 2002, the Plan was amended to allow employees who have attained age 50 to make “catch-up” contributions in accordance with tax laws passed in 2001 - Section 414(v) of the Internal Revenue Code (IRC). The new provision allows those age 50 and older employees to make additional before-tax contributions if they are otherwise limited by plan provisions or Internal Revenue Service (IRS) limitations. Catch-up contributions were limited to $2 thousand for 2003 (subject to automatic adjustments for future years).

Effective August 2002, the Plan was amended to provide for the full vesting of the accounts of participants who were terminated as the result of the outsourcing of the functions of certain technology services positions.

Effective September 2003, the Plan was amended to make a number of technical changes in response to an IRS determination letter dated August 19, 2003. These changes related to references to the definition of compensation used for nondiscrimination testing purposes and other language whereby provisions of the IRC and Treasury Regulations are incorporated by reference in the Plan.

In addition, the definition of compensation for purposes of elective deferrals was amended to include annual cash performance bonuses paid to employees who are not eligible for the Incentive Compensation Plan and sales commissions and similar sales-based cash compensation.

Administration

BNSF is responsible for the administration and operation of the Plan. The Plan is administered by the Employee Benefits Committee appointed by the Chief Executive Officer of BNSF. Vanguard Fiduciary Trust Company (the Trustee) is responsible for the custody and management of the Plan’s assets and an affiliate of the Trustee provides recordkeeping services to the Plan.

Master Trust

The Plan participates in the BNSF 401(k) Plans Master Trust (the Master Trust) and, along with the Burlington Northern and Santa Fe Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Non-Salaried Plan), owns a percentage of the assets in the Master Trust.

Eligibility

Any salaried employee, except a non-resident alien, of the Employer or of certain affiliated companies, who is not subject to a collective bargaining agreement, is eligible to participate in the Plan on the first of the month following the completion of 30 days of compensated service from the employee’s date of hire.

Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Compensation, as generally defined under the Plan, is the total of base salary and bonuses. The Plan provides that the annual compensation of each employee taken into account under the Plan for any year may not exceed a limitation pursuant to requirements of the IRC. During 2003, the limitation was $200 thousand.

The maximum limitation on total before-tax and after-tax employee contributions is 15% of a participant’s base salary and Incentive Compensation Plan bonus award with separate elections for each. All employee-elected contributions are made by means of regular payroll deductions.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

The Employer matches 50% of the first 6% of employee-elected before-tax contributions for each pay period. Employer matching contributions will be made in cash, as soon as practicable after the end of each pay period, within ERISA regulated limitations. The Employer may make an additional matching contribution of up to 30% of the first 6% of employee-elected before-tax contributions for each pay period depending on the level of BNSF’s performance. Subsequent to December 31, 2003, the Board of Directors of BNSF (Board) approved an additional contribution of $2,261 thousand, which will be reflected in the 2004 financial statements. These additional contributions are recorded in the financial statements at the time of approval by the Board. Under the provisions of the Plan, additional Employer matching contributions will be made solely from the year-to-date net income or retained income of BNSF.

During the 2003 plan year, in accordance with the provisions of the IRC, no participant could elect more than $14 thousand in before-tax contributions, which includes a $2 thousand limit for catch-up contributions. The limitation does not include Employer matching contributions. In addition, the Plan provides that annual contributions for highly compensated employees (as defined by law) may be limited based on the average rate of contributions for lower paid employees. In no event may the total of employee-elected before-tax contributions, employee after-tax contributions, and Employer matching contributions exceed the lesser of $40 thousand or 100% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other defined contribution plans.

Participants’ Accounts

Each participant’s account is credited with the participant’s elective contributions, BNSF’s matching contributions, interest, dividends and gains and losses attributable to such contributions. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers BNSF’s common stock, seven mutual funds and a guaranteed investment contract (GIC) stable value fund as investment options for participants.

Participants may allocate both elective and employer matching contributions to any or all of the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another within certain guidelines as described in the plan document and the relevant investment prospectus.

Vesting

Participants are immediately vested in their contributions plus any income or loss thereon. Employer matching contributions become fully vested in accordance with the following schedule:

Number of Years of Vesting Service*	Vested Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

*	The term “Vesting Service” is defined as the number of plan years in which the employee is compensated for at least 1,000 hours of work by the Employer, in any capacity.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or up to 50% of their vested account balance. Participants may have up to two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan. Loan terms can be up to five years, or 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1%. Interest rates on loans outstanding as of December 31, 2003 range from 5.00% to 12.00%. Principal and interest are paid ratably through payroll deductions for active employees.

Benefit Payments to Participants

Subject to certain Plan and IRC restrictions, a participant may, at any time, elect to withdraw all or a specified portion of the value of the participant’s account in the Plan, including vested Employer matching contributions. Both the Plan and the IRC allow a participant who has not attained age 59 1/2 to withdraw the participant’s before tax contributions only in the event of hardship (as defined in the Plan). Earnings on before-tax contributions credited after December 31, 1998, are not available for withdrawal for hardship.

No distributions from the Plan, unless in the event of hardship, will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary), becomes disabled or otherwise terminates employment with the Company.

A participant receives a distribution from his or her account, other than a withdrawal, as a lump sum. Distributions generally occur or commence no later than as soon as reasonably practicable following the later of the time when a participant attains age 65 or terminates employment. A participant who terminated employment prior to age 65 will receive a distribution at age 65, but may request a distribution at any time prior to attainment of age 65. By law, a distribution of benefits must occur or commence no later than April 1 of the calendar year following the later of the year when a participant attains age 70 1/2 or retires. In the event of the death of a participant, the participant’s account is distributed to his beneficiary. Immediate lump sum distributions are required in the case of accounts valued at up to $5 thousand.

Forfeited Accounts

The Plan provides for the forfeiture of nonvested Employer matching contributions related to terminated employees. Forfeitures shall be used in the following order (as described by the plan document):

•	First, to restore previously forfeited amounts of other participants who have resumed employment with the Employer;

•	Second, to offset future Employer matching contributions; and

•	Finally, any remainder will be distributed to participants who are employees upon termination of the Plan.

Forfeitures used were $2 thousand and $243 thousand in 2003 and 2002, respectively. At December 31, 2003 and 2002, unused forfeited balances totaled $32 thousand and $0, respectively.

Plan Expenses

Administrative expenses of the Plan, except for certain participant loan fees, are paid by the Employer. For the year ended December 31, 2003, the Employer paid $128 thousand in administrative expenses on behalf of the Plan.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. Employer matching contributions may be discontinued and participation by the Employer in the Plan may be terminated at any time at the election of the Employer. In the event the Plan is terminated, each participant shall receive the full amount of plan assets in their respective account.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. The Plan provides for an individual account for each participating employee. Plan benefits are based solely on the amount contributed to the participating employee’s account plus any income, expenses, gains and losses attributed to such account. Consequently, plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of BNSF’s common stock allocated to the participant’s account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust is stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

Market and Credit Risk

The Plan provides for various investment options in a variety of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

Benefit Payments to Participants

Benefits are recorded when paid.

NOTE 3 – MASTER TRUST

The accompanying 2002 financial statements have been revised to reflect the Plan’s interest in the Master Trust. Previously issued financial statements included an allocation of the Master Trust assets as direct holdings of the Plan. The effect of this revision is as follows (in thousands):

	Prior Presentation	Current Presentation
Statement of Net Assets Available for Benefits
BNSF Common Stock Fund	$131,359	$—
BNSF Fixed Fund	241,714	—
Investment in BNSF 401(k) Plans Master Trust	—	373,073

	Prior Presentation	Current Presentation

Statement of Changes in Net Assets Available for Benefits
Interest income, participant loans	$1,702	$—
Interest and dividend income, investments	21,397	—
Net depreciation in fair value of investments	(91,910)	—
Plan interest in BNSF 401(k) Plans Master Trust investment income	—	6,566
Interest and dividend income from registered investment companies and participant loans	—	7,590
Net depreciation in fair value of registered investment companies	—	(82,967)

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

A portion of the Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and the Non-Salaried Plan of the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 62% and 66%, respectively. The following table presents the fair values of investments for the Master Trust (in thousands):

	As of December 31,
	2003	2002
Investments, at fair value:
Common stock	$266,442	$240,672
Money Market Fund	16,828	15,825
Synthetic GICs	253,792	207,610

	537,062	464,107

Investments, at contract value:
GICs	87,426	100,557
Synthetic GIC wrappers	(2,852)	1,312

	84,574	101,869

	$621,636	$565,976

Investment income for the Master Trust is as follows (in thousands):

Year Ended December 31, 2003
Investment income:
Net appreciation in fair value of common stock	$55,686
Interest	15,547
Dividends	4,685

$75,918

Common Stock is valued at its year-end quoted market value determined from publicly stated price information. For synthetic GICs, the ownership of the underlying investments is retained by the Master Trust and is reported at fair value. GICs are valued at contract value, which approximates fair value. The synthetic GIC wrappers are valued at the difference between the fair value of the underlying assets of the synthetic GICs and the contract value of the financial instrument. When considered together, the underlying assets of the synthetic GICs and the synthetic GIC wrapper is reported at contract value, as participants are guaranteed return of principal and accrued interest.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

GICs and synthetic GICs (Contracts) held by the Master Trust are issued by various banks and insurance companies. All Contracts are fully benefit-responsive and, in accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plans, are recorded at contract value, which approximates fair value. The total return of the Contracts, net of fees, was 4.60% and 5.53% for 2003 and 2002, respectively. The crediting interest rates for the Contracts had a range from 2.84% to 7.05% as of December 31, 2003. The crediting interest rates for the Contracts had a range from 3.03% to 7.05% as of December 31, 2002. The Contracts have scheduled maturities from February 2004 to September 2008 as of December 31, 2003. The Contracts have scheduled maturities from March 2003 to December 2007 as of December 31, 2002. No valuation reserve was recorded as of December 31, 2003 and 2002.

Net assets, net investment income and gains and losses are allocated to participating plans based on number of units owned.

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee. The Plan also invests in the common stock of BNSF through the BNSF Common Stock Fund held in the Master Trust. The Master Trust recorded purchases of $61,765 thousand and sales of $92,928 thousand of the Company’s stock during the year ended December 31, 2003. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Administrative expenses of the Plan, except for certain participant loan fees, are paid by BNSF. For the year ended December 31, 2003, BNSF paid $128 thousand in administrative expenses on behalf of the Plan.

NOTE 5 – INCOME TAX STATUS

The IRS determined and informed BNSF by letter dated August 19, 2003 that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter. However, the plan administrator and tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with IRC Section 401(k), amounts deducted from participants’ salaries as before-tax contributions are not taxable to the participants until withdrawn or distributed. After-tax contributions are not subject to taxation upon withdrawal.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (continued)

NOTE 6 – SUBSEQUENT EVENTS

Effective April 2004, the Plan was amended to:

•	increase the maximum deferral percentage from 15% to 25%;

•	simplify the loan interest rate to prime plus 1%;

•	eliminate the requirement that the term of any plan loan shall not extend beyond the date on which a participant attains age 70.

BURLINGTON NORTHERN SANTA FE

INVESTMENT AND RETIREMENT PLAN

SCHEDULE I- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

(In thousands)

EIN 36-2686122
Attachment to Form 5500, Schedule H, Part IV, Line i:	Plan # 002

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value (in thousands)
*	BNSF 401(k) Plans Master Trust	Investment in Master Trust	$384,126
*	Vanguard 500 Index Fund	Registered Investment Company	166,128
*	Vanguard Growth Index Fund	Registered Investment Company	33,685
*	Vanguard International Growth Fund	Registered Investment Company	28,005
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	29,365
*	Vanguard Wellington Fund	Registered Investment Company	40,891
*	Vanguard Windsor II Fund	Registered Investment Company	51,352
	Wells Fargo Small Company Growth Fund	Registered Investment Company	49,089
*	Participant loans	Interest of 5.00% - 12.00% with maturities from one month to fifteen years	21,195

	Total assets held for investment purposes		$803,836

*	A Party in Interest, as defined by ERISA.

Column (d) is excluded from the presentation, as all investing activity is participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Burlington Northern Santa Fe

Investment and Retirement Plan

By:	/s/ Jeanne Michalski
Jeanne Michalski
Vice President of Human Resources
and Medical

Date: July 9, 2004

EXHIBITS

Exhibit No.		Page No.
23	Consent of PricewaterhouseCoopers LLP	16